		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended September 30
	2014	2013

Earnings before income from equity investees, taxes, and gain on
dispositions of International Plaza, Arizona Mills, and Oyster Bay, net of tax	$105,432	$91,870

Add back:
Fixed charges	97,808	115,646
Amortization of previously capitalized interest	2,612	3,331
Distributed income of Unconsolidated Joint Ventures	41,222	34,047

Deduct:
Capitalized interest	(18,844)	(11,511)

Earnings available for fixed charges and preferred dividends	$228,230	$233,383

Fixed charges:
Interest expense	$74,946	$99,589
Capitalized interest	18,844	11,511
Interest portion of rent expense	4,018	4,546

Total fixed charges	$97,808	$115,646

Preferred dividends	17,353	15,148

Total fixed charges and preferred dividends	$115,161	$130,794

Ratio of earnings to fixed charges and preferred dividends	2.0	1.8